EXHIBIT 99.4

Investor Communication
and Merger Voting Form

February 10, 2022

Dear Mosaic Fund Investor:

You are receiving this notice because you are an investor in one or more of the following: Mosaic Real Estate Credit, LLC, a Delaware limited liability company (“MREC”), Mosaic Real Estate Credit TE, LLC, a Delaware limited liability company (“MREC TE”), and Mosaic Real Estate Credit Offshore, LP, a Cayman Islands exempted limited partnership (“MREC Offshore,” and together with MREC and MREC TE, the “Mosaic Funds”, and each, a “Mosaic Fund”).

As we previously communicated to you, MREC, MREC TE, and MREC International Incentive Split, LP, a Delaware limited partnership and a wholly owned subsidiary of MREC Offshore (“MREC IIS”), have entered into that certain Merger Agreement, dated as of November 3, 2021 and as amended from time to time, with Ready Capital Corporation, a Maryland corporation (NYSE Ticker: RC) (“RC”), RC Mosaic Sub, LLC, a Delaware limited liability company and an indirect subsidiary of RC (“Merger Sub”), and certain other parties thereto. Pursuant to the Merger Agreement, each of MREC, MREC TE and MREC IIS will, subject to the satisfaction of the closing conditions set forth in the Merger Agreement, merge with and into Merger Sub (the “MREC Merger,” the “MREC TE Merger” and the “MREC IIS Merger,” respectively, and collectively the “Mergers”, and each, a “Merger”), with Merger Sub being the surviving entity of each Merger. The Merger Agreement and certain other agreements entered into, or to be entered into, in connection therewith (collectively, the “Merger Documents”) were summarized in, and included as exhibits to, a Current Report on Form 8-K filed by RC with the Securities and Exchange Commission (“SEC”) on November 9, 2021.

On January 10, 2022, RC filed a Registration Statement on Form S-4 with the SEC, which includes a proxy statement/prospectus (collectively, the “Form S-4”). The Form S-4 sets forth detailed information regarding the Merger Agreement, the terms of the Mergers and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”).

The Form 8-K filed by RC regarding the Merger Documents and the Form S-4 are publicly available on the SEC’s website at www.sec.gov.1 We encourage you to review this notice, the Form S-4, the Merger Agreement and the other Merger Documents carefully.

The Merger Documents collectively set forth the material terms and conditions of the proposed Mergers, including, without limitation, the consideration expected to be paid to the current investors in each Mosaic Fund upon completion of the Mergers. A summary of the form of consideration to be paid to the current Mosaic Fund investors upon the closing of the Mergers, which is qualified in its entirety by and described more fully in the Merger Documents and the Form S-4, is as follows:

1 [Click Here] Ready Capital Corporation (NYSE: RC) Public Filings Available at www.sec.gov.

4500 Park Granada, Suite 204 | Calabasas, CA 91302 | (310) 929-4600 | www.mosaicrei.com

(i)	Class B Shares: Upon the closing of the Mergers, each Mosaic Fund investor will receive a number of shares of RC’s Class B common stock (divided equally between shares of (a) RC’s Class B-1 Common Stock, $0.0001 par value per share (the “Class B-1 Shares”), (b) RC’s Class B-2 Common Stock, $0.0001 par value per share (the “Class B-2 Shares”), (c) RC’s Class B-3 Common Stock, $0.0001 par value per share (the “Class B-3 Shares”), and (d) RC’s Class B-4 Common Stock, $0.0001 par value per share (the “Class B-4 Shares” and, together with the Class B-1 Shares, the Class B-2 Shares and the Class B-3 Shares, the “Class B Shares”) in an amount that, based on the closing sale price of RC’s common stock on February 4, 2022, would be equal to approximately 80-82% of the value of each Mosaic Fund investor’s capital account in its respective Mosaic Fund (as provided on such investor’s capital statement as of September 30, 2021). Pursuant to the Articles Supplementary designating the terms of the Class B Shares that will be filed by RC with the State Department of Assessments and Taxation of Maryland (the “Articles”), the Class B Shares issued in the Mergers and to be delivered to each individual Mosaic Fund investor will automatically convert on a one-to-one basis into an equal number of shares of RC’s NYSE-listed common stock (the “Listed Shares”) according to the following schedule:

•	B-1 Shares: All of the Class B-1 Shares shall convert on the first business day following the date that is ninety-one (91) calendar days following the date that the Mergers close and the Articles become effective (the “Closing Date”);

•	B-2 Shares: All of the Class B-2 Shares shall convert on the first business day following the date that is one hundred eight-two (182) calendar days following the Closing Date;

•	B-3 Shares: All of the Class B-3 Shares shall convert on the first business day following the date that is two hundred seventy-three (273) calendar days following the Closing Date; and

•	B-4 Shares: All of the Class B-4 Shares shall convert on the first business day following the date that is three hundred sixty-five (365) calendar days following the Closing Date.

Prior to each conversion, as described above, the Class B Shares will have the same preferences, rights and powers, including with respect to voting and distributions, as the Listed Shares.

(ii)	Contingent Equity Rights (“CERs”): Upon the closing of the Mergers, each Mosaic Fund investor will also receive a number of CERs equal to the number of Class B Shares issued to such Mosaic Fund investor. The CERs are a non-transferable financial instrument representing the right to potentially receive additional Listed Shares, depending on the performance of the portfolio of loans and other assets held by the Mosaic Funds on the Closing Date. The number of additional Listed Shares to be issued pursuant to the CERs will be determined on a date no later than the three-year anniversary of the Closing Date, and the maximum number of additional Listed Shares to be issued to each former Mosaic Fund investor with respect to its CERs will be equal to the quotient of (i) approximately 16.2% of the value of each Mosaic Fund investor’s capital account in its respective Mosaic Fund as of September 30, 2021 divided by (ii) the then-current Listed Share price (the resulting number of shares, the “CER Shares”). In addition, upon the issuance of the CER Shares, each former Mosaic Fund investor will be entitled to receive additional Listed Shares having a value equal to the dividends that such CER Shares would have received had they been issued on the Closing Date (the “Dividend Shares”).

(iii)	Fractional Shares Paid in Cash: Pursuant to the Merger Documents, in the event that any Class B Shares, CER Shares, or Dividend Shares issued to a Mosaic Fund investor would result in the issuance of any fractional shares of RC common stock (meaning an amount of shares equal to less than a whole number), such Mosaic Fund investor will instead receive a cash payment equal to the fractional share multiplied by the then-current trading price per Listed Share.

Consummation of the Mergers is conditioned on satisfaction of a number of conditions, including receipt of approval of the stockholders of RC to the issuance of shares pursuant to the Transactions. In addition, the closing of the MREC Merger is conditioned on approval of the MREC Merger by the members of MREC, the closing of the MREC TE Merger is conditioned on approval of the MREC TE Merger by the members of MREC TE, and the closing of the MREC IIS Merger is conditioned on approval of the MREC IIS Merger by the partners of MREC Offshore. Further, it is a condition to the closing of each of the MREC TE Merger and MREC IIS Merger that the MREC Merger is consummated prior to or concurrently with the MREC TE Merger and the MREC IIS Merger. As a result, if the investors in MREC do not consent to the MREC Merger or any of the other conditions to the closing of the MREC Merger are not satisfied (or waived), then none of the Mergers will be closed (even if the investors in MREC TE and MREC Offshore provide the requisite consent to such Mergers).

Pursuant to this notice, we are seeking the consent to the Mergers of the members and partners, as applicable, of each of the Mosaic Funds. The investors in each of the Mosaic Funds are being asked to provide their consent (“Consent”) to the applicable Merger separately (i.e., the investors in MREC will Consent to the MREC Merger, the investors in MREC TE will Consent to the MREC TE Merger and the investors in MREC Offshore will Consent to the MREC IIS Merger). The manager or general partner, as applicable, of each Mosaic Fund has fixed the close of business on February 3, 2022 as the record date (the “Mosaic Fund Record Date”) for the determination of the investors in the Mosaic Funds entitled to Consent to the Mergers.

Pursuant to Section 7.20(b)(2) of each Mosaic Fund’s governing agreement, the requisite Consent for each Merger will be achieved for the applicable Mosaic Fund through “negative consent” if the members or limited partners, as applicable, of such Mosaic Fund as of the Mosaic Fund Record Date and otherwise eligible to vote (excluding any units held by such Mosaic Fund’s manager or general partner, as applicable, and its affiliates) holding less than a majority of the outstanding membership or partnership units issued by such Mosaic Fund have objected to the Merger in writing within 30 days of the date this notice is posted to the SS&C Investor Portal. Pursuant to this “negative consent” provision, any investor as of the Mosaic Fund Record Date that is otherwise eligible to vote that does not vote within the specified time period will be deemed to have provided its affirmative Consent to the applicable Merger. Accordingly, if you approve of a proposed Merger, then no further action on your part is necessary with respect to such Merger. However, if you wish to object to a proposed Merger, or you wish to formally approve a Merger in writing, please review the instructions and complete the “Voting Form” enclosed as Exhibit A.

In addition to the Consent, the investors in each of MREC and MREC TE are being asked to consent to the treatment, for federal income tax purposes, of each of the MREC Merger and the MREC TE Merger as a sale of their membership interests in such Mosaic Fund, in accordance with Treasury Regulation Section 1.708-1(c)(4) (the “Intended Tax Treatment”). Any investor that consents to the Intended Tax Treatment will retain the flexibility to determine whether or not to apply the installment method to such investor’s receipt of the Merger consideration set forth above, including any future payments pursuant to the CERs. Investors that do not consent to the Intended Tax Treatment will be bound by the decision of each Mosaic Fund as to whether the installment method should be applied. An investor will be deemed to consent to the Intended Tax Treatment through “negative consent” unless the investor affirmatively elects against the Intended Tax Treatment in writing. Accordingly, if you wish to consent to the Intended Tax Treatment and retain flexibility over your tax treatment, no further action on your part is necessary. However, if you do not wish to consent to the Intended Tax Treatment, please communicate this to us in writing by sending a message to the email address provided in Exhibit A hereto no later than the due date of the Voting Form set forth in Exhibit A.

This notice was first posted on the SS&C Investor Portal (and a notice of such posting was delivered by electronic mail to all investors as of the Mosaic Fund Record Date) on February 10, 2022. Any such investor that is otherwise eligible to vote that does not object to the applicable Merger pursuant to the Voting Form attached as Exhibit A by 11:59 pm Pacific Time on March 12, 2022 (30 days from February 10, 2022) will be deemed to have provided its affirmative Consent to the applicable Merger.

We thank you for being a Mosaic Fund investor, and should you have any questions, please feel free to reach out to us.

Sincerely yours,

Ethan Penner

Managing Partner of MREC Management, LLC

EXHIBIT A

MREC MERGER VOTING FORM

VOTING INFORMATION

In accordance with Section 7.20 of each Mosaic Fund’s governing agreement (each, a “Governing Document”),2 certain actions taken under the Governing Document require the “vote or consent” of the members or limited partners in such Mosaic Fund (the “Investors” and each, an “Investor”).

1.	As an Investor in a Mosaic Fund, you are being asked to Consent to the applicable Merger, as described above and more fully in the Merger Documents and the Form S-4.

The Consent enumerated above will be approved for each Mosaic Fund, unless the holders of a majority of the units held by Investors in such Mosaic Fund (excluding those ineligible to vote pursuant to the applicable Governing Document) provide a timely, written objection utilizing the form provided herein (each, an “Objection”) within the 30 day period from the date that this communication is posted to the SS&C Investor Portal (such period, the “Voting Period”). You may, at your election, affirmatively register your approval to the Consent (each, an “Approval” and together with an Objection, each a “Vote”).

NOTE: For the avoidance of doubt, upon the expiration of the Voting Period, any Investor who has not registered an Objection or Approval in writing in accordance with the foregoing will be deemed to have registered an Approval Vote.

2 That certain limited liability company or limited partnership agreement, as applicable to each respective Mosaic Fund.

EXHIBIT A
(continued)

MREC MERGER VOTING FORM

*To Be Completed ONLY If You Are An Investor in Mosaic Real Estate Credit, LLC as of the Mosaic Fund Record Date*

Due by March 12, 2022

Upon reviewing the above communication, including all information and documents referenced therein, you may elect to register your Approval or Objection to the MREC Merger by completing Section 1 and Section 2 below and returning the Voting Form as instructed below:

•	Scan and email this completed and wet-ink executed Voting Form to mosaicrealestate.ir@sscinc.com by no later than 11:59 pm Pacific Time on March 12, 2022.

•	You MUST sign this form physically, and you must be an authorized person on the account (Docu-Sign or similar signatures will not be accepted).

SECTION 1 – INVESTOR INFORMATION:

A.	Full legal name of the person(s) or entity holding the investment(s) in the Mosaic Fund (the name must match your subscription document, as may have been updated in the Mosaic Fund’s official records; if you are executing on behalf of multiple investors, you may attach an exhibit).

B.	Your contact information (address/email/phone).

Address

Phone

Email

SECTION 2 –CONSENT:

A.	I am the person, or authorized to sign for the person/entity (indicate if under a power of attorney, if applicable), listed in Section 1 above.

B.	I have received information regarding the proposed Mergers and been provided instructions for accessing the Merger Documents and the Form S-4.

C.	I hereby vote my units in respect of the MREC Merger as follows:

(please write or type APPROVE or OBJECT)

Signature

Name:

Title:
(if entity/trust)

Date:

Wealth Advisor Contact (if applicable):

Name:

Company:

Email:

Phone: